Filed Pursuant to Rule 253(g)(2)
File No. 024-12389

Supplement No. 1 dated April 27, 2026 to the Offering Circular dated March 26, 2026

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 4 USA LP, dated March 26, 2026, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•      Revisions to Description of Property - Loans Issued

Energea Portfolio 4 USA LP
52 Main Street
Chester, CT 06412

Energea Portfolio 4 LP has issued a Loan, which is reported in an Investment Committee Memo filed with the SEC under Form 1-U.

•       Borrower: CT Solar One LLC
•       Project: Iron Spur

The revised "Loans Issued" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Loans Issued

To date, the Company has issued one (1) Loan.

Borrower Name	Closing Date	Maximum Loan Amount	Amount Lent as of 12/31/2025	Form 1-U
CT Solar One LLC	12/31/25	$5,000,000	$815,114	Link